UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐         No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐         No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐         No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON OCTOBER 23, 2014

Date, time and place: Held on October 23, 2014, at 09:00 a.m., at L’Hotel, located at Alameda Campinas, 266, Jardim Paulista, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors members were dully convened pursuant the item 6 of its Internal Rules.

Attendance: Present the majority active members of the Company’s Board of Directors: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto e Raul Calfat.

Meeting Board:	Mr. José Luciano Duarte Penido — President of the Meeting.
Ms. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: According to the terms of the article 17 of Company’s Bylaws, (i) approve the updating of the Company Code of Conduct; (ii) approve the Company Compliance with the Antitrust Law Policy; (iii) register the receipt of the resignation of Mr. Alexandre Silva D’Ambrósio to the position of sitting member of the Board of Directors’; (iv) elect, ad referendum of Shareholders’ General Meeting, Mr. João Henrique Batista de Souza Schmidt as Board of Directors’ sitting member, pursuant to Article 12 of the Company’s Bylaws; (v) nominate the member of the Innovation Committee, as well as ratify its composition; (vi) analyze, discuss and approve the proposal of modification of Company’s headquarters address from Alameda Santos, n. 1.357, 6th floor, to Rua Fidêncio Ramos, n. 302, 3rd and 4th (part) floors, Edifício

Vila Olímpia Corporate, Torre B, Vila Olímpia, City of São Paulo, State of São Paulo, CEP 04551-010, and submit it to the Extraordinary General Shareholders’ Meeting’s approval and (vii) approve the call notice of the respective General Shareholder’s Meeting, as per the Call Notice minute, pursuant to the Annex III herein, to be held on November 10, 2014, at 4:00p.m., to deliberate on the following proposals: a) modification of Company headquarters’ address, in accordance with the provisions indicated on the item (vi) above, (b) ratification of election of alternate and sitting members of the Board of Directors, in accordance with the meetings held by this body.

Resolutions: After discussion and analysis of the matters included on the Agenda, the attended Directors, unanimously decided to, without reservations and/or qualifications:

(i)                 Approve the update of the Company’s Code of Conduct, in accordance with the Annex I herein;

(ii)              Approve the Company Compliance with the Antitrust Law Policy, in accordance with the Annex II herein;

(iii)           Register the receipt of the resignation dated as of October 22, 2014, presented, on this date, by Mr. Alexandre Silva D’Ambrósio, Brazilian, married, lawyer, bearer of the ID card n. 7.124.595-9, issued by SSP/SP and enrolled with the CPF/MF under the n. 042.170.338-50, resident and domiciled in City and State of São Paulo, with business address at Rua Gomes de Carvalho, no. 1996, Vila Olímpia, CEP 04572-006 , to the position of sitting member of the Company Board of Director’s, for which he was elected at the General Shareholders’ Meeting, held on April 26, 2013, whose minutes was registered at Board Trade of the State of São Paulo, on June 06, 2013, under the number 211.823/13-2.

(iv)          Approve, due to the resignation presented by Mr. Alexandre Silva D’Ambrósio, the election, ad referendum of the General Shareholders’ Meeting, of Mr. João Henrique Batista de Souza Schmidt, Brazilian, married, manager, bearer of the ID card n. 6.266.530-0, issued by SSP/PR and enrolled with CPF/MF under the number 005.032.489-67, resident and domiciled in City and State of São Paulo, with business address at Rua Amauri, 255, 13th floor, CEP 01448-000, for the position of sitting member of the Board of Directors’, whom shall follow the current Board of Directors’ term of office, elected at the General Shareholders’ Meeting held on 04.26.2013, who shall be kept in their positions and accomplish the referred term of office of 2 years until the General Shareholders’ Meeting to be held on the 2015 fiscal year;

The Meeting was suspended in order to the elected sitting member, Mr. João Henrique Batista de Souza Schmidt, sign all and any documents required to take office in the position for which he had been elected. Reopened the meeting, the Board of Director’s new member was vested.

(v)             Nominate Mr. João Henrique Batista de Souza Schmidt for exercising the function of Company Innovation Committee’s member. Therefore, the Board of Directors ratifies the Innovation Committee’s composition, whose term of office shall always meet with the Board of Director’s term of office, which shall be the following:

Innovation Committeee

Coordinator and member:	Carlos Augusto Lira Aguiar
Members:	Eduardo Rath Fingerl
João Henrique Batista de Souza Schmidt José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat
Secretary:	Vinícius Nonino

(vi)          Approve the proposal of modification of Company’s headquarters address from Alameda Santos, n. 1.357, 6th floor, City of São Paulo, to Rua Fidêncio Ramos, n. 302, 3th and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, City of São Paulo, State of São Paulo, CEP 04551-010;

(vii)       Approve the call notice of the General Shareholder’s Meeting to be held on November, 10, 2014, at 4:00 p.m., as per the Call Notice minute, pursuant to the Annex III herein, to be held at the Company’s headquarters, to deliberate on the following proposals: (a) headquarters’ modification, as per the item (vi) above, with the consequent amendment on the article 2 of the Company’s Bylaws (b) ratification of the election: of Mr. Julio Sergio de Souza Cardozo, replacing Mr. Samuel de

Paula Matos, for the position of alternate member of the sitting member Mr. Carlos Augusto Lira Aguiar, as approved by this body on September 25, 2014, and Mr. João Henrique Batista de Souza Schmidt, for the position of sitting member of the Board of Directors’ due to the resignation presented by Mr. Alexandre Silva D’Ambrósio, as approved by this body on this date.

Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Raimundo); Marcos Barbosa Pinto e Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, October 23, 2014.

We certify that the present minuteis a true copy of the original which is filed at the Company’s headquarters.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO